SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 000-21388

MAGAL SECURITY SYSTEMS LTD.

(Translation of registrant’s name into English)

P.O. Box 70, Industrial Zone, Yehud 5610001 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                                            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]                                           No [X]

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

This Report on Form 6-K is incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-217063 and Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

EXPLANATORY NOTE

On August 14, 2019, Magal Security Systems Ltd. (“we,” or the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company’s offices located at 17 Altalef Street, Industrial Zone, Yehud, Israel.  At the Meeting, our shareholders approved the following resolutions:

(1)	Re-election of Messrs. Beck, Ben-Haim, Berman and Bigger as directors of the Company for a term to expire at the 2020 annual general meeting;
(2)	Elect Ms. Limor Steklov to the board of directors of the Company to serve as an external director for a three-year term;
(3)	Re-adopt the Company’s updated compensation policy for office holders;
(4)
Re-approve the compensation of the Company's directors associated with the controlling shareholder for a period of three (3) years including but not limited to: (1) terms of employment of the chairman of the board; and (2) the issuance and delivery of indemnification letters;

(5)	Approve the issuance and delivery of the updated indemnification letters to each of the Company’s directors and officers serving from time to time in such capacity; and
(6)
Re-appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019 and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

Only shareholders of record as of the close of business on July 12, 2019 were entitled to vote at the meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2019

Magal Security Systems Ltd.

By: /s/ Doron Kerbel
Doron Kerbel
V.P. General Counsel & Company Secretary